Exhibit (a)(5)(A)

Richard B. Brualdi

THE BRUALDI LAW FIRM, P.C.

29 Broadway, Suite 2400

New York, New York 10006

Telephone:         (212) 952-0602

Facsimile:           (212) 952-0608

SUPREME COURT OF THE STATE OF NEW YORK

COUNTY OF NEW YORK

BROADBASED EQUITIES, on Behalf of Itself and All Others Similarly Situated
Index No.
Plaintiff,
vs.	CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY AND INJUNCTIVE RELIEF

WILLIAM L. YDE III, DALE C. ARFMAN,

GARY O. BENSON, SHANE E. COPPOLA,

WILLIAM M. MOWER, STUART R.

ROMENESKO, GLOBAL TRAFFIC

NETWORK, INC., GTCR LLC, GTCR

GRIDLOCK HOLDINGS, INC., and GTCR

GRIDLOCK ACQUISITION SUB, INC.

JURY TRIAL DEMANDED
Defendants.

Plaintiff, by its attorneys, alleges as follows for its class action complaint, based upon personal knowledge as to itself and its own acts, and based upon information and belief derived from, inter alia, a review of documents filed with the Securities and Exchange Commission (“SEC”) and publicly available news sources, such as newspaper articles, as to all other matters:

NATURE OF THE ACTION

1. This is a class action (the “Action”) brought on behalf of Plaintiff and the other public shareholders of Global Traffic Network, Inc. (“Global” or the “Company”) against Global and the members of its board of directors as well as GTCR, LLC and its affiliates GTCR Gridlock Holdings, Inc. and GTCR Gridlock Acquisition Sub, Inc. The Action challenges Defendants’ actions in causing the Company to enter into an agreement (the “Sale Agreement”)

pursuant to which affiliates of GTCR, LLC will purchase all of the issued and outstanding shares of the Company’s common stock for $14.00 per share in cash (the “Tender Offer”) in a transaction which protects and advances the interests of the members of Global’s board of directors, including its Founder, Chief Executive Officer (CEO), President and Chairman of the Board, William L. Yde, III, to the detriment of Plaintiff and Global’s other public shareholders. In this regard, as alleged in greater detail below, Mr. Yde has entered into lucrative arrangements with GTCR, LLC and its affiliates pursuant to which he will benefit from the future success of Global as a private company as an equity investor, in addition to retaining his employment with the Company. In addition, each of the other members of Global’s board of directors are receiving hundreds of thousands of dollars in payments – which payments they would not otherwise receive at this time absent the sale of the Company. The Action also challenges Defendants’ efforts to conceal material information from Plaintiff and the other public shareholders of Global in conjunction with the Sale Agreement and the Tender Offer in the Recommendation Statement that Global’s directors caused to be filed with the SEC and mailed to Global’s shareholders on or about August 9, 2011 in connection with recommending that Plaintiff and the Company’s other public shareholders tender their shares (the “Recommendation Statement”).

JURISDICTION AND VENUE

2. This Court has jurisdiction over this Action because Global is headquartered in this State and because the improper conduct alleged in this Complaint occurred in and/or was directed at New York. Additionally, this Court has jurisdiction over each of the Defendants because their wrongful conduct challenged in this Complaint was directed at, and intended to have its primary effect in, this State.

3. Venue is proper in this Court pursuant to CPLR 503(a) since Global’s principal place of business is located in New York County and Plaintiff is a resident of New York County.

4. This action challenges the internal affairs or governance of Global and hence is not removable to Federal Court under the Class Action Fairness Act of 2005 or the Securities Litigation Uniform Standards Act (“SLUSA”), 15 U.S.C. § 78bb(f).

PARTIES

5. Plaintiff Broadbased Equities has owned shares of Global’s common stock continuously since on or about June 11, 2007.

6. Defendant Global is a publicly traded corporation headquartered at 880 Third Avenue, 6th Floor, New York, New York 10022. The Company provides traffic and news information reports to radio and television stations in international markets. Global’s stock is registered on the NASDAQ stock exchange. This Court has jurisdiction over Global because the Company is headquartered in this State and many of the actions challenged in this lawsuit occurred in, or were directed at, this State.

7. Defendant William L. Yde III (“Yde”) was one of Global’s co-founders and has served as the Company’s Chairman, Chief Executive Officer and President since its inception in May 2005. Mr. Yde founded The Australia Traffic Network Pty Limited in June 1997 and has served as its Chairman and Chief Executive Officer since its inception. Prior to forming The Australia Traffic Network Pty Limited, Mr. Yde founded Wisconsin Information Systems, Inc. dba Milwaukee Traffic Network in 1994 before selling all of its assets in 1996 to Metro Networks, Inc., now a wholly-owned subsidiary of Westwood One, Inc. In 1999, Mr. Yde, with Dale Arfman, co-founded (Nihon) Japan Traffic Network, and served as its Chief Executive Officer and as a director from 1999 to January 2002. In connection with the Sale Agreement,

Mr. Yde (a) has entered into a Contribution, Non-Tender and Support Agreement with GTCR Gridlock Holdings (Cayman) L.P. (“Parent”) (the “Contribution Agreement”) pursuant to which he has agreed to become a limited partner of Parent and to transfer shares representing approximately 2.8% of the Company’s total outstanding shares to the capital of Parent upon and in consideration of Mr. Yde’s admission as a limited partner of Parent, (b) will be entitled to receive preferred limited partnership interests in Parent, which will accrue a non-cash yield at a rate of 8% per annum, (c) will be entitled to receive common limited partnership interests in Parent, (d) will have the opportunity to acquire up to 11% of the total common limited partnership interests of Parent along with other members of Global’s management, (e) has entered into a letter agreement which confirms the agreement between Mr. Yde and GTCR to enter into a new employment agreement following the closing of the transactions contemplated by the Sale Agreement, (f) will receive $700,000 for the accelerated vesting of his restricted common shares and (g) will be granted a right to indemnification for all acts or omissions occurring prior to consummation of the Sale Agreement. This Court has jurisdiction over Mr. Yde because Global is headquartered in this State and many of Mr. Yde’s actions challenged in this complaint occurred in, or were directed at, this State.

8. Defendant Dale C. Arfman (“Arfman”) is one of the Company’s co-founders along with Mr. Yde. Mr. Arfman has served as a director of the Company since May 2005 and as the Company’s Treasurer and Secretary from September 2005 to July 2009. Mr. Arfman has also been with The Australia Traffic Network Pty Limited, founded by Mr. Yde, since 1999. In 1999, Mr. Arfman was a co-founder of (Nihon) Japan Traffic Network with Mr. Yde and served as its Chief Financial Officer and as a member of its Board of Directors from 1999 to January 2002. In addition, Mr. Arfman was an officer of Wisconsin Information Systems, Inc.

dba Milwaukee Traffic Network, which was founded by Mr. Yde. In connection with the Sale Agreement, 23,333 shares of restricted common shares held by Mr. Arfman will become fully vested thereby entitling Mr. Arfman to a cash payment of $326,662.00. In addition, Mr. Arfman will be granted a right to indemnification for all acts or omissions occurring prior to consummation of the Sale Agreement. This Court has jurisdiction over Mr. Arfman because Global is headquartered in this State and many of Mr. Arfman’s actions challenged in this complaint occurred in, or were directed at, this State.

9. Defendant Gary O. Benson (“Benson”) has served as a director of the Company since September 2005. Mr. Benson also served as a director of (Nihon) Japan Traffic Network from 1999 to 2002. In connection with the Sale Agreement, 29,999 shares of restricted common shares held by Mr. Benson will become fully vested thereby entitling Mr. Benson to a cash payment of $419,986.00. In addition, Mr. Benson will be granted a right to indemnification for all acts or omissions occurring prior to consummation of the Sale Agreement. This Court has jurisdiction over Mr. Benson because Global is headquartered in this State and many of Mr. Benson’s actions challenged in this complaint occurred in, or were directed at, this State.

10. Defendant Shane E. Coppola (“Coppola”) has served as a director of the Company since June 2006. Mr. Coppola served as President and Chief Executive Officer of Westwood One, Inc. from May 2003 until December 2005, and served as a director of Westwood One, Inc. from October 2003 until December 2005. From September 1999 to May 2002, Mr. Coppola served as Executive Vice President of Westwood One’s Metro and Shadow Broadcasting operations. From 1992 to September 1999, Mr. Coppola was a director and Executive Vice President of Metro Networks, Inc. In connection with the Sale Agreement, 29,999 shares of restricted common shares held by Mr. Coppola will become fully vested thereby entitling Mr. Coppola to a cash payment of $419,986.00. In addition, Mr. Coppola will be granted a right to indemnification for all acts or omissions occurring prior to consummation of the Sale Agreement. This Court has jurisdiction over Mr. Coppola because Global is headquartered in this State and many of Mr. Coppola’s actions challenged in this complaint occurred in, or were directed at, this State.

11. Defendant William M. Mower (“Mower”) has served as a director of the Company since 2009. In connection with the Sale Agreement, 29,999 shares of restricted common shares held by Mr. Mower will become fully vested thereby entitling Mr. Mower to a cash payment of $419,986.00. In addition, Mr. Mower will be granted a right to indemnification for all acts or omissions occurring prior to consummation of the Sale Agreement. This Court has jurisdiction over Mr. Mower because Global is headquartered in this State and many of Mr. Mower’s actions challenged in this complaint occurred in, or were directed at, this State.

12. Defendant Stuart R. Romenesko (“Romenesko”) has served as a director of the Company since 2007. In connection with the Sale Agreement, 29,999 shares of restricted common shares held by Mr. Romenesko will become fully vested thereby entitling Mr. Romenesko to a cash payment of $419,986.00. In addition, Mr. Romenesko will be granted a right to indemnification for all acts or omissions occurring prior to consummation of the Sale Agreement. This Court has jurisdiction over Mr. Romenesko because Global is headquartered in this State and many of Mr. Romenesko’s actions challenged in this complaint occurred in, or were directed at, this State.

13. Defendant GTCR, LLC is a Chicago based private equity firm. Defendant GTCR Gridlock Holdings, Inc. (“Gridlock”) is an indirect wholly-owned subsidiary of GTCR Gridlock Holdings (Cayman), L.P. (“Parent”), an affiliate of GTCR LLC. Defendant GTCR Gridlock

Acquisition Sub, Inc. (“Acquisition Sub,”) is a direct wholly-owned subsidiary of Gridlock. Hereinafter, GTCR will be used to refer to GTCR LLC, Gridlock, Parent and Acquisition Sub interchangeably. This court has jurisdiction over GTCR LLC, Gridlock, and Acquisition Sub because their wrongful acts challenged in this complaint were directed toward this State and County.

14. The six individuals listed in paragraphs seven through twelve are hereinafter collectively known as the “Individual Defendants.”

15. The individual Defendants, Global and GTCR are collectively referred to herein as the “Defendants.”

16. Each Defendant herein is sued individually and/or as an aider and abettor. The Individual Defendants are also sued in their capacity as directors of Global. The liability of each Defendant arises from the fact that they have engaged in all or part of the unlawful acts, plans, schemes, or transactions complained of herein.

THE DEFENDANTS’ FIDUCIARY DUTIES

17. Under applicable statutory and common law, the directors of a publicly held company such as Global have fiduciary duties of care, loyalty, disclosure, good faith and fair dealing and are liable for breaches thereof. They are required to exercise good faith and subordinate their own selfish interests to those of the corporation where their interests conflict. Where it appears that a director has obtained any personal profit from dealing with the corporation, and the transaction is drawn into question as between him and the corporation, the burden is upon the director to show that the transaction has been fair, open and in the utmost good faith.

18. As alleged in detail below, Defendants have breached, and/or aided other Defendants’ breaches of, their fiduciary duties to Plaintiff and Global’s other public shareholders by acting to cause or facilitate the Sale Agreement because it is not in the best interests of those shareholders, but is in the best interests of the members of Global’s management team and Board who will receive, inter alia, hundreds of thousands of dollars in connection with the sale of the Company, which they would not otherwise receive at this time.

19. Because Defendants have knowingly breached their fiduciary duties in connection with the Sale Agreement, and/or are personally profiting from the same, the burden of proving the inherent or entire fairness of the Sale Agreement, including all aspects of its negotiation, structure, and terms, is borne by Defendants as a matter of law.

20. Further, as alleged in detail infra, the Individual Defendants have breached their fiduciary duty of disclosure in that on August 9, 2011, the Individual Defendants caused Global to file with the SEC, and make the same available to Plaintiff and the Company’s other public shareholders, a Recommendation Statement (in connection with recommending that shareholders vote their shares in favor of the Sale Agreement) but concealed certain material information which a reasonable shareholder would find material in determining whether to tender his or her shares. Among other things, the Defendants have failed to disclose material information regarding, inter alia, (i) the conflicts of interest of the Company’s financial advisor, Moelis & Company, LLC (“Moelis”), (ii) the criteria used by the financial advisor to render its fairness opinion and (iii) the sale process.

CLASS ACTION ALLEGATIONS

21. Plaintiff brings this action as a class action pursuant to NY CPLR § 901 on behalf of itself and all other shareholders of the Company except the Defendants herein and any person(s), firm(s), trust(s), corporation(s), or other entit(ies) related to or affiliated with them, who are or will be threatened with injury arising from Defendants’ actions, as more fully described herein (the “Class”).

22. The members of the Class are so numerous that joinder of all of them would be impracticable. While the exact number of Class members is unknown to Plaintiff, and can be ascertained only through appropriate discovery, Plaintiff believes there are many hundreds, if not thousands, of Class members. Global had approximately 19 million shares of common stock outstanding as of July 22, 2011.

23. Plaintiff’s claims are typical of the claims of the Class since Plaintiff and the other members of the Class have and will sustain harm arising out of Defendants’ breaches of their fiduciary duties. Plaintiff does not have any interests that are adverse or antagonistic to those of the Class. Plaintiff will fairly and adequately protect the interests of the Class. Plaintiff is committed to the vigorous prosecution of this action and has retained counsel competent and experienced in this type of litigation.

24. There are questions of law and fact common to the members of the Class that predominate over any questions which, if they exist, may affect individual Class members. The predominant questions of law and fact include, among others, whether:

a. the Defendants have and are breaching their fiduciary duties to the detriment of Global shareholders;

b. Plaintiff and the Class are entitled to an injunction and other equitable relief; and

c. Plaintiff and the Class have been damaged and the extent to which they have sustained damages, and what is the proper measure of those damages.

25. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable. Further, as individual damages may be relatively small for most members of the Class, the burden and expense of prosecuting litigation of this nature makes it unlikely that members of the Class would prosecute individual actions. Plaintiff anticipates no difficulty in the management of this action as a class action. Further, the prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying results, which may establish incompatible standards of conduct for Defendants.

SUBSTANTIVE ALLEGATIONS

A.	Global Is Controlled By Its CEO, President And Chairman
William	L. Yde, III And Other Members Of Its Management Team

26. The Company’s co-founder, William L. Yde, III, has significant control over the Company. Indeed, the Company’s most recent annual report on Form 10K (the “2010 Annual Report”) states that the Company’s success is dependent upon Mr. Yde. In addition, the 2010 Annual Report also states that the concentration of Global’s common stock ownership by its current directors and management, who collectively hold approximately 25.2% of the Company’s outstanding stock, limits a shareholder’s ability to influence corporate matters. In fact, according to the 2010 Annual Report, Global’s directors and officers have significant influence to elect any or all of the Company’s directors, as well as influence in connection with all corporate activities, including mergers, proxy contests, tender offers or other purchases of the Company’s common stock that could give Global’s stockholders the opportunity to realize a premium over the then prevailing market price for their shares of the Company’s common stock. The 2010 Annual Report further states that such concentrated control could discourage others from initiating changes of control of the Company.

27. In addition, the Company’s certificate of incorporation authorizes 10,000,000 shares of “blank check” preferred stock which, along with any anti-takeover measures the Company may adopt, may, in certain circumstances, delay, deter or prevent takeover attempts and other changes in control of the Company not approved by the Company’s Board of Directors. As a result, the Company’s shareholders may lose opportunities to dispose of their shares of the Company’s common stock at favorable prices generally available in takeover attempts or that may be available under a merger proposal. Thus, effectively, no successful sale of the Company can be accomplished without the acquiescence of Mr. Yde.

B.	Global Is A Strong Company With The Potential For Greater Future Growth

28. Global’s financial results demonstrate that the Company is a strong company with the potential for greater future growth. For example, a September 15, 2010 press release by the Company with regard to its fiscal fourth quarter and year end 2010 operating results (the “2010 Year End and Fourth Quarter Results”) indicates that the Company had achieved record fiscal fourth quarter revenue and adjusted operating income as follows:

•	Revenue for the quarter ended June 30, 2010 was $23.2 million, an increase of 29% from $18.0 million reported in the fourth quarter of fiscal 2009.

•

Adjusted Operating Income was $2.4 million for the fiscal fourth quarter ended June 30, 2010 compared to $0.5 million for the quarter ended June 30, 2009. This represents a 380% increase in quarterly Adjusted Operating Income.

•	Net income for the fourth quarter of fiscal 2010 was $0.4 million compared to net loss of $1.0 million for the same quarter a year ago.

•	Revenue for the year ended June 30, 2010 was $93.3 million, an increase of 55% from $60.3 million reported for the year ended June 30, 2009.

•	Adjusted Operating Income increased $5.2 million to $9.0 million for the year ended June 30, 2010 from $3.8 million for the year ended June 30, 2009.

•	Net income for the year ended June 30, 2010 was $0.6 million compared to a net loss of $1.1 million for the previous year.

29. Commenting on the Company’s 2010 Year End and Fourth Quarter Results,

William L. Yde III, the Company’s Chairman, CEO and President stated as follows:

Once again we have posted strong operating results as we have continued the momentum that began earlier in the fiscal year. Both Australia and Canada sales were significantly higher than the year ago quarter in both U.S. dollars and the local currencies with Australian revenue increasing 20% and Canadian revenue increasing 42% in local currencies. This is our second consecutive quarter of strong growth in Canada and we are convinced we are on the right path and expect to continue to show significant improvement in Canada’s financial results. In addition, currency exchange rates continued to have a positive impact on our results and based on the exchange rates to date appear poised to be a benefit in the first quarter of fiscal 2011. To put the Company’s revenue growth in perspective, total revenue for the Company in fiscal 2005 was slightly over $15 million. Our fiscal 2010 revenue of $93 million represents an increase of more than our total revenue in fiscal 2005 every year for five consecutive years. Even more impressive is that most of the growth was accomplished organically.

                         *                        *                          *                         *                         *

We continue to invest in our company during good and bad economic times. We believe this commitment will ensure the long term success of our Company. We are able to take advantage of these opportunities regardless of the economic climate because of our strong balance sheet that has no debt and over $1 per share in cash. These investments are now starting to pay off as demonstrated by our recent vigorous growth. Looking to the future, we continue to be well positioned in the advertising arena, with no significant direct competitors, an extremely effective product and a seasoned, experienced sales staff.

30. The Company’s strong fiscal results have continued into its fiscal year 2011. For example, a November 11, 2011 press release by the Company with regard to its financial results for its first fiscal quarter for 2011 (“1Q 2011”) indicates that the Company had achieved record earnings and adjusted operating income as follows:

•	The Company’s revenue for the quarter ended September 30, 2010 was $25.3 million, an increase of 24% from $20.4 million reported in the first quarter of fiscal 2010.

•

Adjusted Operating Income was $3.8 million for the fiscal first quarter ended September 30, 2010 compared to $0.6 million for the quarter ended September 30, 2009. This represents a six fold increase in quarterly Adjusted Operating Income.

•	Net income for the first quarter of fiscal 2011 was $1.3 million compared to a net loss of $1.0 million for the same quarter a year ago.

31. Commenting on the Company’s financial results for 1Q 2011, Mr. Yde stated as follows:

We have had a fast start to fiscal 2011 as we have accelerated the momentum that began in the previous fiscal year. Australia, Canada and United Kingdom sales were significantly higher than the year ago quarter in the local currencies with Australian revenue increasing 17%, Canadian revenue increasing 106% and United Kingdom revenue increasing 9%. Revenue to date for fiscal second quarter remains strong as well. In addition, currency exchange rates continued to have a positive impact on our consolidated results and based on the exchange rates to date appear poised to be an even greater benefit in the second quarter of fiscal 2011.

* *	* * *

We anticipate strong growth for this quarter and the rest of the fiscal year.    We believe the investments we made in our company during the economic downturn made us even stronger and we feel this commitment will ensure the long term success of our Company. We are able to take advantage of opportunities regardless of the economic climate because of our strong balance sheet that has no debt and almost $1.50 per share in cash. We continue to be well positioned in the advertising market place, with no significant direct competitors, an extremely effective product and a seasoned, experienced sales staff.

32. A February 10, 2011 press release by the Company with regard to its financial results for its second fiscal quarter for 2011 (“2Q 2011”) indicates that the Company continued to meet its optimistic expectations about its future success as follows:

•	The Company’s revenue for the quarter ended December 31, 2010 was $31.8 million, an increase of 24% from $25.6 million reported in the second quarter of fiscal 2010.

•	Adjusted Operating Income more than doubled to $6.9 million for the fiscal second quarter ended December 31, 2010 compared to $3.2 million for the quarter ended December 31, 2009.

•	Net income for the second quarter of fiscal 2011 was $3.75 million compared to $0.8 million for the same quarter a year ago.

•	The Company’s revenue for the six months ended December 31, 2010 was $57.1 million, an increase of 24% from $46.0 million reported in the second quarter of fiscal 2010.

•	Adjusted Operating Income increased $6.8 million to $10.7 million for the six month period ended December 31, 2010 compared to $3.9 million for the comparable period ended December 31, 2009.

•	Net income for the first six months of fiscal 2011 was $5.1 million compared to a net loss of $0.2 million in the year ago period.

33. Commenting on the Company’s financial results for 2Q 2011, Mr. Yde stated as follows:

We have had a very strong first half of fiscal 2011 as we have increased the momentum that began in the previous fiscal year. Australia, Canada and United Kingdom sales were significantly higher than the year ago quarter in the local currencies with Australian revenue increasing 11%, Canadian revenue increasing 78% and United Kingdom revenue increasing 15%. Revenue for January was strong as well. In addition, currency exchange rates continued to have a positive impact on our consolidated results and based on the exchange rates to date appear poised to continue to be a benefit in the third quarter of fiscal 2011.

* *	* * *

We anticipate solid growth for this quarter and the remainder of the fiscal year.    We believe the investments we made in our company during the economic downturn made us even stronger and we feel this commitment will ensure the long term success of our Company. We are able to take advantage of opportunities regardless of the economic climate because of our strong balance sheet which has no debt and over $1.50 per share in cash. We continue to be well positioned in the advertising market place, with no significant direct competitors, an extremely effective product and a seasoned, experienced sales staff.

34. In addition, a May 13, 2011 press release by the Company with regard to its financial results for its third fiscal quarter for 2011 (“3Q 2011”) indicates as follows:

•	The Company’s revenue for the quarter ended March 31, 2011 was $26.8 million, an increase of 11% from $24.1 million reported in the third quarter of fiscal 2010.

•	Adjusted Operating Income decreased from $2.7 million for the fiscal third quarter ended March 31, 2010 to $1.9 million for the quarter ended March 31, 2011.

•	The Company’s revenue for the nine months ended March 31, 2011 was $83.9 million, an increase of 20% from $70.1 million reported for the first nine months of fiscal 2010.

•	Adjusted Operating Income increased $6.0 million to $12.6 million for the nine month period ended March 31, 2011 compared to $6.6 million for the comparable period ended March 31, 2010.

•	Net income for the first nine months of fiscal 2011 was $4.9 million compared to net income of $0.3 million in the year ago period.

35. Commenting on the Company’s financial results for 3Q 2011, Mr. Yde stated as follows:

We anticipate solid growth this quarter and a strong finish to the fiscal year. Our Company continues to generate strong free cash flow and maintain a rock solid balance sheet which has no debt and almost $2.00 per share in cash. We continue to be well positioned in the advertising market place, with no significant direct competitors, an extremely effective product and a seasoned, experienced sales staff.

C.	Notwithstanding The Company’s Prospect For Future Success As A Standalone Company As Publicly Acknowledged By Mr. Yde, He Used His Control Of The Company And Its Directors To Cause Them To Agree To The Sale Agreement So That He Can Obtain The Lucrative Benefits He Is Receiving Thereunder

36. Notwithstanding the Company’s prospect for future success as a standalone Company, on August 3, 2011 the Individual Defendants caused the Company to issue a press release announcing that it had entered into the Sale Agreement to be acquired by GTCR at a price of $14.00 per share in cash. According to the press release, the acquisition of the Company will be completed through a cash tender offer for all outstanding shares of the Company’s common stock followed by a merger in which each share of common stock not acquired in the tender offer will be converted into the right to receive $14.00 per share in cash, without interest. Upon completion of the transaction, Global will become a private company, controlled by an affiliate of GTCR. The transaction is expected to be completed by the fourth quarter of 2011.

37. The Sale Agreement was procured through an inadequate process controlled by Mr. Yde who, as alleged infra, will be receiving lucrative incentives that he would not otherwise receive at this time absent a sale of the Company. In this regard, Mr. Yde was approached by GTCR in October 2010, with a follow up meeting occurring on November 29, 2010. However, it appears that the Company’s board was not even informed of GTCR’s approach until December 15, 2010. Thereafter, and until June 6, 2011, notwithstanding the expectation that Mr. Yde and the other members of the Company’s management team would continue with GTCR following any acquisition by it and be given the opportunity to maintain an equity interest in the Company,1 Mr. Yde and management continued to control discussions with GTCR, keeping the Company’s directors apprised of such discussions through informal individual telephone calls, instead of board meetings where the board as a whole had the capacity to evaluate such discussions.

38. Indeed, it was not until over six months after discussions first began between Global and GTCR, including after apparently all due diligence had already taken place, that the Company’s directors perceived a potential conflict with Mr. Yde and management directing the sale process and then decided to establish a special committee consisting of directors Shane Coppola, Stuart Romenesko and Gary Benson (the “Special Committee”) to oversee the sale process after the fact. Indeed, it appears that the Company’s board was not apprised of GTCR’s

1 As early as March 2011, GTCR indicated its interest in Mr. Yde maintaining an equity interest in the Company following an acquisition by GTCR.

interest in Mr. Yde maintaining an equity interest in the Company following an acquisition by it until June 2011. Further, the failure to establish a special committee from the inception of discussions with GTCR is not surprising given that a majority of the members of the Company’s board, including Special Committee member Mr. Benson, have personal and professional ties to Mr. Yde resulting from having served as directors or officers of companies co-founded and/or ran by Mr. Yde.

39. Notwithstanding the inadequate sale process in which they have engaged, in order to coerce Plaintiff and Global’s other public shareholders to tender their shares pursuant to the Tender Offer, the Defendants have agreed to the following deal protective devices which effectively ensures the sale of the Company to GTCR and deters other buyers from offering a superior price for the Company:

•

A “Top-Up Option” which permits GTCR to purchase at a price per share equal to the price payable pursuant to the Sale Agreement that number of additional shares sufficient to cause GTCR to own one share more than 90% of the total outstanding shares of the Company, thus enabling GTCR to effect a short-form merger without a shareholder vote or any further action by the stockholders of Global.

•

The Sale Agreement requires Global to pay a Termination Fee of $4,143,455 if Global terminates the Sale Agreement to enter into an agreement at a superior proposal in connection with the go-shop or $8,286,910 if Global terminates the Sale Agreement to enter into an alternative agreement after the go-shop.

•	A No Solicitation Clause which severely restricts the Company’s ability to solicit and/or otherwise engage in discussions with other potential buyers for the Company.

•

An inadequate 42- days Go-Shop period which is insufficient time for any prospective buyer to perform due diligence and make a viable offer. In fact, GTCR’s own due diligence took over six months before GTCR even submitted a preliminary indication of interest.

D.	All Of Global’s Directors Will Receive Extensive Personal Benefits That They Would Not Otherwise Receive At this Time Absent The Sale Agreement

40. The members of Global’s Board have interests in the Sale Agreement and Tender Offer that are different from or in addition to the interests of the Company’s stockholders, inter alia, as set forth below.

(a) Agreements with Mr. Yde.    My Yde has entered into agreements with GTCR which provide as follows:

(i) Contribution, Non-Tender and Support Agreement (the “Contribution Agreement”).    Pursuant to the Contribution Agreement, Mr. Yde has agreed to become a limited partner of Parent and to transfer, deliver and contribute 535,715 Shares beneficially owned by Mr. Yde, representing approximately 2.8% of the Company’s total outstanding Shares, to the capital of Parent (the “Contribution”) upon and in consideration of Mr. Yde’s admission as a limited partner of Parent. In addition, pursuant to the Contribution Agreement, Mr. Yde has agreed that he will not tender any of his shares into the Tender Offer or any subsequent offering period without the prior written consent of GTCR. Mr. Yde has also agreed to vote all shares beneficially owned or controlled by Mr. Yde, in connection with any shareholder meeting or any action by written consent in lieu of a meeting of Shareholders:

•	in favor of adopting the Sale Agreement and the transaction contemplated thereby,

•	against any competing proposal to acquire the Company; and

•	against any proposal, action or agreement that would result in any of the conditions to the consummation of the sale of the Company to GTCR not being fulfilled or satisfied.

In addition, among other things, Mr. Yde has agreed to not to solicit or encourage any competing proposals to acquire the Company.

(ii) Equity Interests in Parent.    Mr. Yde will be entitled to receive a pro rata share of Parent’s preferred limited partnership interests (which accounts for 98% of Parent’s equity in the aggregate), which will accrue a non-cash yield at a rate of 8% per annum, compounded quarterly; and a pro rata share of common Parent’s limited partnership interests (which accounts for 2% of Parent’s equity in the aggregate). In addition, Mr. Yde and the other members of Global management will also have the opportunity to acquire up to 11% of the total common limited partnership interests of Parent (the “Management Carry”). Mr. Yde is expected to acquire 5% of the Management Carry (out of the aggregate 11% total pool), with the potential for increases in the event that the Management Carry increases.

(iii) Directorship.    The Company’s board of directors following its acquisition by GTCR is expected to consist initially of Mr. Yde, up to three directors designated by an affiliate of GTCR Limited Partners and up to two additional directors to be mutually determined by Mr. Yde and such affiliate. Mr. Yde will be the initial chairman of the board of directors of the General Partner. Subject to the ultimate control of the General Partner, it is expected that Mr. Yde and the other members of management will have day-to-day responsibility regarding Parent’s and its subsidiaries’ business operations.

(iv) Employment Agreement.    Concurrently with the execution of the Sale Agreement, GTCR entered into a letter agreement with Mr. Yde, pursuant to which GTCR and Mr. Yde confirmed their agreement to enter into a new employment agreement (the “New Employment Agreement”) after the closing of the transactions contemplated by the Sale Agreement, which will supersede or replace Mr. Yde’s existing employment agreement with Global (the “Existing Employment Agreement”). Under the New Employment Agreement, Mr. Yde will continue to act as chief executive officer of Global after completion of the Tender Offer and the sale. The provisions of the New Employment Agreement will be substantially the same as those in the Existing Employment Agreement, except that (i) the term of the New Employment Agreement will extend through the fifth anniversary of the closing of the Merger, (ii) certain equity award provisions in the Existing Employment Agreement will not be included in the New Employment Agreement, and (iii) the non-competition provisions in the New Employment Agreement will continue for 18 months following termination of employment (rather than 12 months in the Existing Employment Agreement) and the geographic restrictions in the non-competition provisions of the New Employment Agreement will differ from those in the Existing Employment Agreement.

(b) Payments to all Directors for Their Restricted Shares.    In connection with the Sale Agreement each of the Company’s restricted shares will become fully vested entitling the Individual Defendants to payments as follows:

Director	Restricted Shares	Value of Restricted Shares
William L. Yde, III	50,000	$700,000.00
Dale C. Arfman	23,333	$326,662.00
Shane E. Coppola	29,999	$419,986.00
Gary O. Benson	29,999	$419,986.00
Stuart R. Romenesko	29,999	$419,986.00
William M. Mower	29,999	$419,986.00

(c) Indemnification.    Further, each of the Individual Defendants will be granted rights to indemnification for acts or omissions occurring prior to the consummation of the Sale Agreement (the “Effective Time”) for six years after the Effective Time – thereby insulating them from all liability arising from the Sale Agreement and Tender Offer.

E.	Further Compounding The Inadequacy Of The Sale Process, The Individual Defendants Retained A Financial Advisor With Incentives To Render A Fairness Opinion In Favor Of The Sale To GTCR

41. Further compounding the inadequacy of the sale process they have engaged in, the Individual Defendants retained a financial advisor, Moelis, upon whose opinion they relied, to render a fairness opinion that the price to be received pursuant to the Tender Offer and Merger Agreement is a fair price notwithstanding Moelis’ clear conflicts of interest. In this regard, the Individual Defendants incentivized Moelis to render a favorable fairness opinion by causing the majority of its $1,250,000.00 fee to be contingent upon the consummation of a sale of the Company. Moelis was further motivated to render a favorable opinion of the sale of the Company to GTCR as a result of its relationship with GTCR, which includes working for GTCR at the same time it was rendering the fairness opinion. Indeed, Moelis’s entanglements with GTCR include having received payments from GTCR in the past two years that were approximately twice the amount of the $1,250,000.00 fee it is receiving from Global. In addition, since its engagement by Global, Moelis was retained by an affiliate of GTCR to provide financial advisory services in connection with a potential acquisition of another public company. In fact, Moelis may even be currently providing or seeking to provide, and may in the future provide, investment banking and other services to GTCR and/or its affiliates. Clearly, Moelis has an incentive to maintain a favorable relationship with GTCR who has already, and potentially will, pay it much greater fees than it is receiving from Global.

F.	The Materially Misleading And/Or Incomplete Recommendation Statement

42. In addition, the Individual Defendants are breaching their fiduciary duty of full disclosure in connection with the Sale Agreement. In this regard, on or about October 20, 2010, the Individual Defendants caused Global to file a Recommendation Statement with the SEC, and distribute the same to Global’s public shareholders, in connection with recommending that shareholders vote for approval of the proposal to adopt the merger agreement. However, the Recommendation Statement is deficient in that it misrepresents and/or omits, inter alia, material information as alleged below:

(i)	According to the Recommendation Statement, the Special Committee has the right to conduct a “go-shop” process for 42 days from the date of the Merger Agreement to actively solicit alternative acquisition proposals, if available, and to continue negotiations with a qualifying third party for up to an additional 18 days thereafter. The Recommendation Statement is deficient because it fails to disclose (a) the number of companies contacted to date in the “go-shop” process, (b) information regarding any indications of interest and/or proposals to acquire the Company received pursuant to the “go-shop” process, and (c) the number of companies still involved in the “go-shop” process to date.

This information is material to Global’s public shareholders in determining the extent to which the Individual Defendants complied with their duties of loyalty and care to protect the best interests of Global’s public shareholders and to put the interests of these shareholders before their own.

(ii)

According to the Recommendation Statement, in the past two years, Moelis has provided investment banking and other services to affiliates of GTCR. Such services during such period have included providing financial advisory services to an affiliate of GTCR in connection with a restructuring, for which Moelis received customary compensation. In connection with the above described matters, GTCR and its affiliates have paid fees to Moelis of approximately twice the amount of the fees being paid to Moelis in connection with the Transaction. In addition, Moelis may be currently providing or seeking to provide, and may in the future provide, investment banking and other services to GTCR and/or its affiliates and may receive compensation for the rendering of such services. The Recommendation Statement is deficient because it fails to disclose (a) whether the members of Global’s Special Committee were aware of Moelis’s services and compensation in these regards when they approved the engagement of Moelis as their financial advisor, and (b) the current services that Moelis is proving to GTCR and/or its affiliates and the compensation it anticipates receiving therefrom.

Information regarding the conflict of interests of the Company’s financial advisor is material and must be disclosed.

(iii)	According to the Recommendation Statement, since Moelis’s engagement by Global, Moelis was engaged by an affiliate of GTCR to provide financial advisory services in connection with a potential acquisition of a public company, for which it will be entitled to receive customary compensation. The Recommendation Statement is deficient because it fails to disclose (a) if and when members of the Special Committee were made aware of Moelis’s engagement by the affiliate of GTCR and (b) the value of customary compensation to which Moelis is expected to be entitled.

Information regarding the conflict of interests of the Company’s financial advisor is material and must be disclosed.

(iv)	According to the Recommendation Statement, on November 29, 2010, Mr. Yde briefly met in person in Chicago, Illinois with several representatives of GTCR. During that meeting, Mr. Yde discussed Global’s business and operations. The Recommendation Statement is deficient because it fails to disclose (a) who initiated this meeting and (b) the purpose of the meeting, including whether GTCR expressed an interest at that time in Mr. Yde continuing to play a role with the Company.

This information is material to Global’s public shareholders in determining the extent to which the Individual Defendants complied with their duties of loyalty and care to protect the best interests of Global’s public shareholders and to put the interests of these shareholders before their own.

(v)	According to the Recommendation Statement, on December 21, 2010, representatives of GTCR sent an initial due diligence request list to Mr. Yde, which requested certain information in the context of the discussion regarding Global’s business and operations. The Recommendation Statement is deficient because it fails to disclose (a) the nature of GTCR’s expressed interest in Global’s business and operations at that time and (b) when and the extent to which Global’s directors other than Mr. Yde were made aware of the due diligence request list.

This information is material to Global’s public shareholders in determining the extent to which the Individual Defendants complied with their duties of loyalty and care to protect the best interests of Global’s public shareholders and to put the interests of these shareholders before their own.

(vi)	According to the Recommendation Statement, on January 10, 2011, an affiliate of GTCR entered into a confidentiality agreement with Global pursuant to which GTCR was granted access to material, non-public financial information about Global, subject to the restrictions set forth in the agreement. The Recommendation Statement is deficient because it fails to disclose (a) the extent to which Global’s directors were made aware of the confidentiality agreement, (b) when Global’s directors were made aware of the confidentiality agreement, and (c) the timeline of due diligence anticipated in the confidentiality agreement.

This information is material to Global’s public shareholders in determining the extent to which the Individual Defendants complied with their duties of loyalty and care to protect the best interests of Global’s public shareholders and to put the interests of these shareholders before their own.

(vii)	According to the Recommendation Statement, on January 19, 2011, and over the course of the next several weeks, Mr. Yde, other members of Global’s management and representatives from GTCR had several telephone calls during which they continued their discussions regarding Global’s business and operations, including the financial performance of Global. The Recommendation Statement is deficient because it fails to disclose the nature of GTCR’s interest in Global expressed in these telephone calls, including whether GTCR expressed an interest in Mr. Yde continuing to play a role at the Company.

This information is material to Global’s public shareholders in determining the extent to which the Individual Defendants complied with their duties of loyalty and care to protect the best interests of Global’s public shareholders and to put the interests of these shareholders before their own.

(viii)	According to the Recommendation Statement, Representatives of GTCR traveled to Australia in early March 2011 where they met with Mr. Yde. During this time, GTCR spent two days conducting additional business due diligence on Global. During these discussions, GTCR asked Mr. Yde whether he would be willing to consider maintaining some portion of his equity in the surviving company in the event GTCR were to make a proposal and proceed with a transaction. The Recommendation Statement is deficient because it fails to disclose (a) the extent to which, and when, Global’s directors were made aware of GTCR’s meeting in Australia with Mr. Yde and its two days of due diligence there and (b) the extent to which, and when, Global’s directors were made aware of GTCR’s inquiry into whether Mr. Yde would be willing to consider maintaining some portion of his equity in the surviving company.

This information is material to Global’s public shareholders in determining the extent to which the Individual Defendants complied with their duties of loyalty and care to protect the best interests of Global’s public shareholders and to put the interests of these shareholders before their own.

(ix)	According to the Recommendation Statement, on June 22, 2011, the Special Committee received a revised proposal from GTCR, which included an increase in the offer price to $13.50 per Share in cash and also outlined material provisions GTCR would require in a merger agreement, including a 45-day “go-shop” period. Also according to the Recommendation Statement, on June 26, 2011, the Special Committee held a telephonic meeting to discuss the revised proposal from GTCR with representatives from Moelis and Milbank. The Special Committee viewed negatively the revised preliminary price indication, as well as certain other terms being proposed by GTCR, including, inter alia, the size of the proposed termination fees payable by Global and the other terms of the “go-shop” provision, which the Special Committee viewed as inadequate to permit a reasonable post-signing marketing process. The Recommendation Statement is deficient because it fails to disclose the rationale underlying the Special Committee’s view that the 45-day “go-shop” period was inadequate to permit a reasonable post-signing marketing process, especially in light of the shorter 42-day “go-shop” period agreed to in the Merger Agreement.

This information is material to Global’s public shareholders in determining the extent to which the Individual Defendants complied with their duties of loyalty and care to protect the best interests of Global’s public shareholders and to put the interests of these shareholders before their own.

(x)	According to the Recommendation Statement, on July 6, 2011, the Special Committee held a telephonic meeting with Moelis and Milbank. The Special Committee and its advisors continued to discuss the differences in valuation between the parties and the means by which to possibly bridge the gap. The Recommendation Statement is deficient because it fails to disclose the determinations made by the Special Committee with regard to the means by which it could possibly bridge the gap in the differences in valuation between the parties.

This information is material to Global’s public shareholders in determining the extent to which the Individual Defendants complied with their duties of loyalty and care to protect the best interests of Global’s public shareholders and to put the interests of these shareholders before their own.

(xi)	According to the Recommendation Statement, on August 1, 2011, following the meeting of the Special Committee, the full Global board of directors convened its in-person meeting at Milbank’s offices, with representatives of Milbank and Moelis in attendance. At the request of the Special Committee, Milbank provided a detailed overview of the current version of the merger agreement, including the remaining open terms of the proposed transaction. The discussion addressed the proposed structure and timeline of the proposed transaction, as well as pricing terms, closing conditions, representations and warranties and covenants contained in the merger agreement. In particular, the participants discussed in depth the terms of the “go-shop” provision contained in the merger agreement and the termination fees. The Recommendation Statement is deficient because it fails to disclose what was discussed with regard to the terms of the “go-shop” provision contained in the merger agreement and the termination fees.

This information is material to Global’s public shareholders in determining the extent to which the Individual Defendants complied with their duties of loyalty and care to protect the best interests of Global’s public shareholders and to put the interests of these shareholders before their own.

(xii)

According to the Recommendation Statement, in the afternoon of August 2, 2011, the Global board of directors reconvened its meeting telephonically. At the request of the Special Committee, representatives of Milbank and Moelis were also in attendance. The Global board of directors was provided an update on the developments in the merger agreement as well as in the discussions between Mr. Yde and GTCR. The Recommendation Statement is deficient because it fails to disclose the substance of the update provided to the Board regarding discussions between Mr. Yde and GTCR.

This information is material to Global’s public shareholders in determining the extent to which the Individual Defendants complied with their duties of loyalty and care to protect the best interests of Global’s public shareholders and to put the interests of these shareholders before their own.

FIRST CAUSE OF ACTION

CLAIM FOR BREACH OF FIDUCIARY DUTIES OF, INTER ALIA, GOOD FAITH,

LOYALTY, FAIR DEALING, AND DUE CARE

(Against the Individual Defendants)

43. Plaintiff repeats and realleges all previous allegations as if set forth in full herein.

44. By reason of the foregoing, the Individual Defendants have breached their fiduciary duties of, inter alia, good faith, loyalty, fair dealing, and due care to Plaintiff and Class members and/or aided and abetted in the breach of those fiduciary duties.

45. Mr. Yde and the other Individual Defendants are further using their control of the Company, including their ability to influence all corporate activities, including mergers, proxy contests, tender offers or other purchases of the Company, to coerce Plaintiff and members of the Class to tender their shares pursuant to the Tender Offer.

45. As a result of these breaches of fiduciary duties, Plaintiff and the Class have been and will be damaged.

SECOND CAUSE OF ACTION

CLAIM FOR FAILURE TO DISCLOSE

(Against Global and the Individual Defendants)

46. Plaintiff repeats and realleges all previous allegations as if set forth in full herein.

47. Under applicable law, the Individual Defendants and Global have a fiduciary obligation to disclose all material facts in the Recommendation Statement in order that Global’s shareholders can make an informed decision as to whether to tender their shares pursuant to the Tender Offer. As alleged in detail above, the Individual Defendants have breached their fiduciary duty through materially inadequate disclosures and material omissions.

48. As a result of these failures to disclose, Plaintiff and the Class have been and will be damaged.

THIRD CAUSE OF ACTION

CLAIM FOR AIDING AND ABETTING BREACHES OF FIDUCIARY DUTY

(Against GTCR)

49. Plaintiff repeats and realleges all previous allegations as if set forth in full herein.

50. The Individual Defendants owed Plaintiff and Global’s other public shareholders duties of care, loyalty, good faith, fair dealing and disclosure. As earlier alleged, the Individual Defendants breached these fiduciary duties. GTCR has aided and abetted the Individual Defendants in the breaches of their fiduciary duties to Global’s shareholders, and is also coercing Plaintiff and Global’s other public shareholders to tender their shares pursuant to the Tender Offer, by, among other things, (a) incentivizing Mr. Yde to favor a sale of the Company by agreeing to reward him with lucrative benefits including the opportunity to benefit from the Company’s future growth through an equity investment in the private company and to retain his employment with Global following its acquisition by GTCR on terms superior to his current employment agreement with Global, (b) insisting that it be granted the “Top-Up Option” which enables it to effect a short-form merger without a shareholder vote or any further action by the stockholders of Global, (c) severely restricting the Company’s ability to solicit and/or otherwise engage in discussions with other potential buyers for the Company, including by only allowing a 42-days “go shop period” which is an insufficient time for any other bidder to engage in due diligence and make an offer – especially given that it took over six months for GTCR to do so, (d) obligating the Company to pay a termination fee in order to accept a superior proposal to acquire the Company and (e) agreeing to indemnify the Individual Defendants for liability arising as a result of their wrongful conduct as alleged herein. These “concessions” insisted upon by GTCR effectively coerce Plaintiff and Global’s other public shareholders to tender their shares pursuant to the Tender Offer and preclude any other potential buyer from making a superior offer for the Company. Further, the proposed sale of Global to GTCR could not take place without the knowing participation of GTCR.

51. As a result, Plaintiff and the Class have been and will be irreparably harmed absent injunctive relief from the Court.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands judgment as follows:

1. enjoining the consummation of the Sale Agreement until trial;

2. determining that this action is a proper class action and that Plaintiff is a proper class representative under NY CPLR §§ 901;

3. declaring that Defendants have breached their fiduciary duties to Plaintiff and Global’s other shareholders and/or aided and/or abetted such breaches;

4. requiring the Individual Defendants to cause Global to make corrective and complete disclosures;

5. awarding Plaintiff and the Class compensatory and/or rescissory damages as allowed by law;

6. awarding interest, attorney’s fees, expert fees and other costs, in an amount to be determined; and

7. granting such other relief as the Court may find just and proper.

Dated: New York, New York

            August 31, 2011

/s/ Richard B. Brualdi
Richard B. Brualdi
Gaitri Boodhoo
David Titus
THE BRUALDI LAW FIRM, P.C.
29 Broadway, Suite 2400
New York, NY 10006
Telephone: (212) 952-0602
Facsimile: (212) 952-0608
Email: rbrualdi@brualdilawfirm.com
gboodhoo@brualdilawfirm.com
dtitus@brualdilwfirm.com

Counsel for Plaintiff